                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name of Reporting Person:         Mark L. Korell

Address of Reporting Person:      3021 Citrus Circle, Suite 150
                                  Walnut Creek, CA 94598

2.   Issuer Name and Trading Symbol:   Finet Holdings Corporation: FNHC

3.   Social Security # (Voluntary):

4.   Statement for Month/Year:         2/99

5.   If Amendment, Date of Original:

Relationship of Reporting Person:  Director
                                   Officer
                                        Title: CEO

6.   Reporting By:                     One Reporting Person


     Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned
--------------------------------------------------------------------------------
----------
   1         2        3              4                    5           6
7
--------  --------  ------  -----------------------  ------------  -------  ----
----------
 Title     Trans-   Trans-  Securities Acquired (A)     Amount     Owner-
Nature of
  of       action   action     or Disposed of (D)    Beneficially   ship
Indirect
Security   Date      Code   -----------------------  Owned at End   Form
Ownership
                             Amount   A/D  Price      of Month       D/I
--------  --------  ------  --------  ---  --------  ------------  -------  ----
----------
Common
Stock      2/3/99    J<1>     375,000  D    <1>      125,000        D

<1>
On February 3, 1999, reporting person and issuer agreed to rescind the grant of 375,000 shares of common stock remaining unvested out of an original grant of 500,000 shares dated October 13, 1998.



</table

   Table II Derivative Securities (D/S) Acquired, Disposed of, or Beneficially
                                      Owned
--------------------------------------------------------------------------------
----------------------------------------
   1      2        3       4          5                  6                  7
8         9       10     11
------  ------  --------  ---- ----------------  -------------------  ----------
------- ------- --------- -----  -------
 Title   Conv    Trans    Tran       # D/S         Date     Expira
Title/Number     Price    Number   Owner  Type of
  of      or      Date    Code  Acquir/Disposd    Exercis    tion
Underlying        of       of D/S   ship     (I)
  D/S    Exer    M/D/Y         ----------------    able      Date
Securities        D/S     Owned at   of    Owner
         Price                    (A)      (D)     M/D/Y     M/D/Y    Title
Amount            Month end   D/I    ship
------  ------  --------  ---- --------- -------  --------  --------  ------ ---
------- ------- --------- -----  -------
Employee Stock Option (right                                           Common
to buy)  $ 1.03  2/3/99    A     562,500           <1>       10/13/09  Stock
562,500            562,500  D
Employee Stock Option (right                                           Common
to buy)  $ 1.03  2/3/99    A   2,001,291           <2>       10/13/09  Stock
2,001,291          2,001,291  D

<1>
Option vests in 4 equal annual installments beginning 10/13/99.
<2>
400,258 shares vested upon grant on 2/3/99; remainder vests 400,258 annually beginning 10/13/99 fully vested after 48 months.

/s/  Mark L. Korell                  02/10/99
     -----------------------------   ---------
     Signature of reporting person   Date